Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of Ventas, Inc. that is made part of the Registration Statement (Form S-4 dated April 11, 2011) and Prospectus of Ventas, Inc. and to the incorporation by reference therein of our reports dated March 1, 2011, with respect to the consolidated financial statements and schedule of Nationwide Health Properties, Inc., and the effectiveness of internal control over financial reporting of Nationwide Health Properties, Inc. included in Nationwide Health Properties, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, as well as our report dated March 1, 2011, with respect to the consolidated financial statements and schedule of Nationwide Health Properties, Inc., included in Ventas, Inc.’s Form 8-K dated April 11, 2011 all filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

April 8, 2011